

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2010

Mr. Richard Baier
Chief Executive Officer and President
US Federal Properties Trust, Inc.
4705 Central Street
Kansas City, MO 64112

> **Re: US Federal Properties Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 27, 2010**
> **File No. 333-166799**

Dear Mr. Baier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment 1 from our letter dated August 5, 2010 and note that you expect to use proceeds of approximately $215 million to repay debt and acquire the acquisition properties. We further note that this amounts to approximately sixty percent of the $350 million in common stock that you have registered. Please be advised that to the extent that you have only identified uses for sixty percent of your offering proceeds, the offering will be considered a "blind pool" offering. Please revise accordingly or advise.

Summary

2. We note your response to comment 2 from our letter dated August 5, 2010 and the revised disclosure, including footnote 10 on page 4. Please revise to reflect this rent concession in the table and confirm, if true, that no other lease provides any

free rent periods or abatements. In addition, please explain to us how you calculated the annualized net effective rent per leased square foot for your in-service contribution properties, including why the effective rent is greater than the annualized rent.

3.   Please revise your disclosure on page 3 to clarify, if true, that all your leases are gross leases and briefly explain what that means.

4.   We note your response to comment 3 from our letter dated August 5, 2010 and continue to note that the summary is 22 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

Distribution Policy, page 62

5.   We note your disclosure on page 62 that you expect that you will be unable to pay your estimated initial annual dividend out of estimated cash available and may use borrowings or equity issuances or the remaining net proceeds from this offering. To the extent that the initial annual dividend per share exceeds 100% of your estimated cash available for distribution, please note that you will need to provide the specific source of funding for such distribution.   In addition, please revise your "Use of Proceeds" section, as applicable.

6.   We note you removed the line item 'Less: Provision for tenant improvements' from your estimated cash used in investing activities. Please tell us why this item has been removed.

Management, page 130

7.   We have reviewed your response to comment 17 from our letter dated August 5, 2010 and note that you have included the requested disclosure with regard to your non-executive directors. Please also identify and discuss the specific experience, qualifications, attributes or skills that you considered in determining that Messrs Baier, Kelly and Carr should serve on your board of directors.

Certain Provisions of Maryland Law and of our Charter and Bylaws, page 164

8.   We have reviewed your response to comment 18 from our letter dated August 5, 2010 and reissue the comment. Please revise the introductory paragraph on page 164 to clarify that the following summary describes the material provisions of Maryland law and your charter and bylaws, and not simply certain provisions.

Financial Statements

Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.

Notes to Unaudited Pro Forma Financial Statements

Note 1 – Basis of Presentation

General, page F-8

9.   We note your response to our prior comment 51 from our letter dated June 9,
        2010. We do not believe that more than one entity may be selected as the
        accounting acquirer. Please revise your filing to select a single legal entity as the
        accounting acquirer in accordance with paragraph 4 of ASC 805-10-25. Further,
        please provide us additional analysis of how you determined that Jacksonville
        Field should be the accounting acquirer. Within your response, specifically
        address whether the total consideration (i.e. cash, units, assumption of debt) to be
        paid for Jacksonville Field will be greater than the total consideration to be paid
        for each of the other three contribution properties.

Note 3 – Pro Forma Statements of Operations, page F-11

10.   We note your response to our prior comment 22 from our letter dated August 5,
        2010 and your description of adjustment E on page F-13. We continue to be
        unclear how you have complied with Article 11 of Regulation S-X. Specifically,
        we are unclear how expenses related to the management agreement and certain
        incremental general and administrative costs are directly attributable to the
        offering transaction. Additionally, we are unclear how restricted stock granted
        under long term equity incentive plans are directly attributable to the offering
        transaction.

US Federal Properties Trust, Inc.

Notes to Balance Sheet, page F-17

11.   Please tell us how you determined it was not necessary to record a liability for the
        $58,000 for which you will reimburse BC Development, as you have disclosed on
        page 153. To the extent you are not obligated to reimburse BC Development until
        consummation of the Offering, please include a disclosure to this effect within
        your filing and your footnotes.

Note 3. Offering and Acquisition Costs, page F-17

12.   We note your revision to the amount of costs that have been incurred as of June
        30, 2010. Please tell us if the revised amount is in thousands. To the extent this
        amount is rounded, please disclose this presentation in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert R. Kaplan, Jr., Esq.
        Robert R. Kaplan, Esq.
        Gregory Kaplan PLC
        Via facsimile (804) 916-9117